UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 3, 2015

MaxLinear, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-34666	14-1896129
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

5966 La Place Court, Suite 100, Carlsbad, California 92008

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (760) 692-0711

N/A

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On February 3, 2015, Entropic Communications, Inc., a Delaware corporation (“Entropic”), MaxLinear, Inc., a Delaware corporation (“MaxLinear”), Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear (“Merger Sub One”), and Excalibur Subsidiary, LLC, a Delaware limited liability company and a wholly-owned subsidiary of MaxLinear (“Merger Sub Two”) entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) pursuant to which (i) Merger Sub One will merge with and into Entropic (the “First Step Merger”) with Entropic surviving the Merger as a wholly owned subsidiary of MaxLinear and (ii) as soon as reasonably practicable following the First Step Merger, Entropic will merge with and into Merger Sub Two with Merger Sub Two continuing as the surviving entity (the “Second Step Merger,” and collectively with the First Step Merger, the “Merger”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of MaxLinear, Entropic, Merger Sub One, Merger Sub Two, or any holder of any of the securities of MaxLinear, Entropic, Merger Sub One, or Merger Sub Two, each share of the common stock of Entropic, par value $0.001 per share (the “Entropic Common Stock”), will be converted into the right to receive (i) $1.20 in cash, without interest, and (ii) 0.2200 shares of Class A Common Stock, par value $0.0001 per share, of MaxLinear (the “MaxLinear Class A Common Stock”) (the exchange ratio of one share of Entropic Common Stock for 0.2200 shares of MaxLinear Class A Common Stock). No fractional shares of MaxLinear Class A Common Stock will be issued in the Merger, and holders of shares of Entropic Common Stock will receive cash in lieu of any such fractional shares. Shares of MaxLinear Class A Common Stock to be issued in the Merger will be listed on the New York Stock Exchange.

Entropic and MaxLinear intend, for U.S. federal income tax purposes, that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986. The Merger Agreement was adopted as a plan of reorganization within the meaning of Treasury Regulations Section 1.368-2(g).

Upon consummation of the Merger, the size of the MaxLinear board will be increased by one member to 7 members, and Theodore Tewksbury, Ph.D., a current member of the Entropic board and the current Interim President and Chief Executive Officer of Entropic, will be appointed to the MaxLinear board to fill the vacancy created by the increase.

The respective boards of directors of Entropic and MaxLinear have each unanimously approved the Merger Agreement, and the board of directors of Entropic has agreed to recommend that Entropic’s stockholders adopt the Merger Agreement. In addition, the board of directors of MaxLinear has agreed to recommend that MaxLinear’s stockholders approve the issuance of shares of MaxLinear Class A Common Stock in the Merger.

Consummation of the Merger is subject to customary closing conditions, including the absence of certain legal impediments, the expiration or termination of the required waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the effectiveness of certain filings with the Securities and Exchange Commission, approvals by Entropic stockholders (with holders of no more than 15% of the outstanding shares of Entropic common stock exercising dissenters’ rights) and MaxLinear stockholders, and receipt of opinions from legal counsel regarding the intended tax treatment of the Merger. The parties have made customary representations, warranties, and covenants in the Merger Agreement, including covenants regarding the conduct of their respective businesses and the use of reasonable best efforts to cause the conditions to the Merger to be satisfied.

Neither Entropic nor MaxLinear is permitted to solicit, initiate, induce or knowingly encourage or knowingly facilitate any alternative transaction proposals from third parties or to engage in discussions or negotiations with third parties regarding any alternative transaction proposals. Notwithstanding this limitation, prior to a party’s stockholders’ approving the transaction, such party may under certain circumstances provide information to and participate in discussions or negotiations with third parties with respect to an unsolicited alternative transaction proposal that its board of directors has determined in good faith constitutes or is reasonably likely to lead to a superior proposal. Each party’s board of directors may change its recommendation to its stockholders (subject to the other party’s right to terminate the Merger Agreement following such change in recommendation) in response to a superior proposal or an intervening event if the board of directors determines in good faith that the failure to take such action would constitute a breach of the directors’ fiduciary duties under the General Corporation Law of the State of Delaware.

The Merger Agreement contains certain termination rights for both Entropic and MaxLinear and further provides that, under certain circumstances, either party must pay the other party a termination fee of $11,650,000 or reimburse the other party’s expenses up to $2.5 million upon termination of the Merger Agreement under specified circumstances.

The Merger Agreement has been attached as an exhibit to this Current Report on this Form 8-K in order to provide investors and security holders with information regarding its terms. It is not intended to provide any other information about the parties thereto or their respective subsidiaries and affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of that agreement and as of specific dates, were solely for the benefit of the parties thereto, may be subject to limitations agreed upon by such parties, including being qualified by documents filed with the SEC or by confidential disclosures made for the purposes of allocating contractual risk between the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement and is not intended to provide investors with any other factual information regarding the parties or their businesses. Investors should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and any such subsequent information may or may not be fully reflected in MaxLinear’s or Entropic’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding Entropic and MaxLinear that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q, Forms 8-K, proxy statements, and other documents that MaxLinear and Entropic have filed, or will file, with the SEC.

The foregoing descriptions of the Merger Agreement, the related ancillary agreements, and the transaction do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2.1 and incorporated by reference herein.

Voting Agreements

In connection with the execution and delivery of the Merger Agreement, certain directors, executive officers (and their affiliated entities) of MaxLinear, in their respective capacities as stockholders of MaxLinear, have entered into voting agreements with Entropic (the “MaxLinear Voting Agreements”), pursuant to which such stockholders have agreed, among other things, to vote their respective shares of MaxLinear Class A Common Stock and MaxLinear Class B Common Stock in favor of the approval of the issuance of shares of MaxLinear Class A Common Stock pursuant to the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage adversely affect or inhibit the consummation of, the transactions contemplated by the Merger Agreement.

The stockholders signing the MaxLinear Voting Agreements currently own an aggregate of approximately 14% of the outstanding MaxLinear Class A Common Stock and MaxLinear Class B Common Stock calculated in the aggregate. The foregoing description of the MaxLinear Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the MaxLinear Voting Agreement, which is filed herewith as Exhibit 10.1 and is incorporated by reference herein.

In connection with the execution and delivery of the Merger Agreement, certain directors and executive officers of Entropic, in their respective capacities as stockholders of Entropic, have entered into voting agreements with MaxLinear (the “Entropic Voting Agreements”), pursuant to which such individuals have agreed, among other things, to vote their respective shares of common stock of Entropic for the approval and adoption of the Merger Agreement, against any alternative proposal and against any action or agreement that would reasonably be expected to impede, interfere with, delay, discourage, adversely affect, or inhibit the consummation of, the transactions contemplated by the Merger Agreement.

The stockholders signing the Entropic Voting Agreements currently own an aggregate of approximately 0.68% of the outstanding Entropic Common Stock. The foregoing description of the Entropic Voting Agreements does not purport to be complete and is qualified in its entirety by reference to the form of the Entropic Voting Agreement, which is filed herewith as Exhibit 10.2 and is incorporated by reference herein.

Item 2.02. Results of Operations and Financial Condition.

On February 3, 2015, the Company issued a press release confirming prior estimates of fourth quarter 2014 revenue, gross profit percentage, operating expenses, and cash, cash equivalents, and investments. A copy of the press release is attached as Exhibit 99.1 to this Current Report.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Bylaw Amendment

On February 3, 2015, the Board of Directors of MaxLinear approved an amendment to the Amended and Restated Bylaws of MaxLinear (the “Bylaw Amendment”), which became effective immediately. The Bylaw Amendment added a new Article XI that designates the federal district court for the Southern District of California or, if that court lacks jurisdiction, the Superior Court of California, County of San Diego, as the sole and exclusive forum for certain legal actions, unless MaxLinear consents in writing to the selection of an alternative forum.

Item 8.01. Other Events

On February 3, 2015, MaxLinear and Entropic issued a joint press release announcing the execution of the Merger Agreement.

Additional Information and Where to Find It

In connection with the proposed merger, MaxLinear intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary prospectus and related materials to register the shares of MaxLinear Class A Common Stock to be issued in the merger, and MaxLinear and Entropic intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MAXLINEAR, ENTROPIC, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by MaxLinear and Entropic with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting MaxLinear Investor Relations at http://investors.maxlinear.com/, IR@MaxLinear.com, or by telephone at (760) 517-1112 or by contacting Entropic Investor Relations at http://ir.entropic.com/, ir@entropic.com, or by telephone at (858) 768-3852. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement, the joint proxy statement/prospectus, or this Current Report on Form 8-K.

Participants in the Solicitation

Each of Entropic and MaxLinear and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the Merger Agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of MaxLinear or Entropic security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Entropic’s executive officers and directors is included in Entropic’s Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 3, 2014, and its Current Report on Form 8-K, filed with the SEC on November 10, 2014, and information regarding MaxLinear’ executive officers and directors is included in MaxLinear’ Proxy Statement for its 2014 Annual Meeting of Stockholders, filed with the SEC on April 17, 2014 and its Current Report on Form 8-K, filed with the SEC on December 16, 2014. Copies of the foregoing documents may be obtained as provided above. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Entropic stockholders or MaxLinear stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements contained in this Current Report on Form 8-K or in the exhibits attached hereto include, among others, statements concerning MaxLinear’s proposed acquisition of Entropic; anticipated accretion to MaxLinear’s earnings; anticipated cost savings arising from the acquisition; the anticipated timing of the closing of the acquisition; preliminary estimates of MaxLinear’s fourth quarter 2014 operating results; and MaxLinear’s financial guidance for the first quarter of 2015, including revenue, gross profit percentage, and operating expense guidance. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. MaxLinear’s preliminary estimates of fourth quarter fiscal 2014 revenue, gross profit percentage, operating expenses, and cash are subject to review by MaxLinear’s management and audit by its independent registered public accounting firm. Actual results could differ materially as a result of such review and audit. In addition, risks and uncertainties that could affect the forward-looking statements set forth in this press release include the following: failure of MaxLinear’s or Entropic’s stockholders to approve the proposed merger transaction; failure to obtain regulatory approvals; the challenges and costs of closing, integrating, restructuring, and achieving currently anticipated synergies; the ability to retain key employees, customers, and suppliers during the pendency of the merger and afterward; and other factors generally affecting the business, operations, and financial condition of MaxLinear, including the information contained in MaxLinear’s Annual Report on Form 10-K for the year ended December 31, 2013, subsequent Quarterly Reports on Form 10-Q, and other reports and filings with the SEC. Additional risks, uncertainties, and other factors affecting MaxLinear’s business will be contained in its Annual Report on Form 10-K for the year ended December 31, 2014.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Inc., a Delaware corporation, Entropic Communications, Inc., a Delaware corporation, Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear, and Excalibur Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of MaxLinear.

3.1	Amendment to Amended and Restated Bylaws of MaxLinear, Inc.

10.1	Form of MaxLinear Voting Agreement.

10.2	Form of Entropic Voting Agreement.

99.1	Joint Press Release issued by MaxLinear, Inc. and Entropic Communications, Inc. dated February 3, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 3, 2015	MAXLINEAR, INC.

(Registrant)

	By:	/s/ Kishore Seendripu
Kishore Seendripu
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger and Reorganization, dated as of February 3, 2015, by and among MaxLinear, Inc., a Delaware corporation, Entropic Communications, Inc., a Delaware corporation, Excalibur Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of MaxLinear, and Excalibur Subsidiary, LLC, a Delaware limited liability company and wholly-owned subsidiary of MaxLinear.

3.1	Amendment to Amended and Restated Bylaws of MaxLinear, Inc.

10.1	Form of MaxLinear Voting Agreement.

10.2	Form of Entropic Voting Agreement.

99.1	Joint Press Release issued by MaxLinear, Inc. and Entropic Communications, Inc. dated February 3, 2015.